UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                           1mage Software, Inc.
                             (Name of Issuer)

                      Common Stock, $.004 par value)
                      (Title of Class of Securities)

                                45244 M 102
                              (CUSIP Number)

                             S. Lee Terry, Jr.
                            Gorsuch Kirgis LLP
                            Tower I, Suite 1000
                           1515 Arapahoe Street
                          Denver, Colorado 80202
                              (303) 376-5000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              March 23, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

     Check the following box if a fee is being paid with this statement
[ ].


CUSIP No. 45244 M 102

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Spencer D. Lehman

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       238,436
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  238,436
Person With             10)  Shares Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     238,436

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     10.4%

14)  Type of Reporting Person

     IN

                              SCHEDULE 13D/A
                              AMENDMENT NO. 2
                             SPENCER D. LEHMAN


Item 1    Security and Issuer

          $.004 par value Common Stock ("the Shares") of 1mage Software, Inc. (the "Company"), 6486 S. Quebec, Englewood, Colorado 80111

Item 2    Identity and Background

     (a)  Name:     Spencer D. Lehman

     (b)  Business  1250 Fourth Street
          Address:  Santa Monica, California 90401

     (c)  Principal
               Occupation:    Registered Representative
               Drake Capital
               1250 Fourth Street
               Santa Monica, California 90401

     (d)  Criminal Proceedings:  None

     (e)  Civil Proceedings:  None

     (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          As of March 23, 1998, with four sales for an aggregate of 25,000 Shares and three purchases for an aggregate of 19,000 Shares with personal funds by Mr. Lehman, and interest earned on two promissory notes from the Company convertible into 138,867 Shares (See Item 4), there was a cumulative increase in the number of beneficial Shares owned.

Item 4.   Purpose of Transaction

          The Shares were acquired for investment purposes.

          (a) Mr. Lehman has two convertible promissory notes issued by the Company, one with a face value of $50,000 convertible as of March 23, 1998 into 80,000 Shares at $0.625 per Share, and another with a face value of $25,000 convertible as of March 23, 1998 into 40,000 Shares at $0.625 per Share, plus interest on both notes convertible as of March 23, 1998 into 18,867 Shares at $0.625 per Share.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 238,436 Shares of Common Stock (10.4%) beneficially owned (based on the 2,142,845 Shares reported to be outstanding on November 7, 1997 in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997), which includes two convertible promissory notes convertible into 138,867 Shares as of March 23, 1998.

          (b) Number of Shares as to which there is sole power to vote - 238,436; shared power to direct the vote - 0; sole power to direct the disposition - 238,436; shared power to direct the disposition - 0.

          (c) Mr. Lehman sold 7,500 Shares at $1.06 per Share on July 17, 1997, 15,000 Shares at $1.29 per Share on July 18, 1997, 1,500
          Shares at $1.57 per Share on August 21, 1997 and 1,000 Shares at $1.71 per Share on August 26, 1997, and purchased 2,000 Shares at $0.50 per Share on January 30, 1998, 7,000 Shares at $0.375 per Share on February 18, 1998, and 10,000 Shares at $0.4375 per Share on March 23, 1998, all of which transactions were in the open market.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          See Item 4.

Item 7.   Material to be filed as Exhibits


               First Allonge to $25,000 Convertible Note is attached hereto as Exhibit A.

               Second Allonge to $50,000 Convertible Note is attached hereto as Exhibit B.


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 25, 1998               /s/Spencer D. Lehman
                                   Spencer D. Lehman

                                 EXHIBIT A

                                  ALLONGE


     THIS ALLONGE, effective as of July 31, 1997, amends that certain Convertible Promissory Note (the "Note") dated August 18, 1995 in the principal amount of $25,000 payable to Paine Webber for the benefit of Spencer D. Lehman, IRA ("Holder") by 1mage Software, Inc., a Colorado corporation ("Maker").

                                 RECITALS

     WHEREAS, Maker and Holder wish to amend the Note to extend the term of the Note and require Holder to give Maker 90 days' notice prior to conversion of the Note.

                                 AGREEMENT

     NOW, THEREFORE, in consideration of the mutual promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Maker and Holder hereby agree as follows:

     The first, second and third paragraphs of the Note are hereby amended to read as follows:

     FOR VALUE RECEIVED, 1MAGE SOFTWARE, INC., a Colorado corporation (the "Maker"), hereby promises to pay to the order of PAINEWEBBER FOR THE BENEFIT OF SPENCER D. LEHMAN, IRA (the "Holder") on or before February 18, 2000, the principal sum of TWENTY-FIVE THOUSAND DOLLARS ($25,000), together with interest on the unpaid balance accruing at a rate equal to 10% per annum to be paid on maturity.

     At any time before this Note becomes due pursuant to the terms hereof, the outstanding unpaid principal amount of this Note, and accrued and unpaid interest thereon, in accordance with, and subject to, the terms and conditions of this Note and the Agreement (as hereinafter defined), may be converted, at the election of the Holder upon ninety (90) days' prior written notice to Maker, into the number of shares of the Company's common stock ("Common Stock") equal to the quotient of (x) the unpaid principal amount of the Holder's Note plus any interest then accrued divided by (y) $.625 per share.

     No fractional share of Common Stock will be issued upon conversion of this Note. In lieu of any fractional share of Common Stock to which the Holder would otherwise be entitled, the Maker will pay the cash value of such fraction, based on the rate specified above. In order to effect conversion of the Note into shares of Common Stock, the Holder of the Note shall surrender the Note, duly endorsed, together with a written request to convert the Note to Common Stock at the principal offices of the Maker or any transfer agent for the Maker's securities (as the case may be). At its expense, the Maker shall, ninety (90) days after receipt of such written notice from the Holder, issue and deliver to the Holder, an instrument (bearing such legends as may be required, in the opinion of legal counsel of the Company, by applicable state and federal securities laws) evidencing the issuance of such Common Stock to which the Holder is entitled upon conversion of this Note, together with any cash amounts payable in lieu of the issuance of a fraction of a share of Common Stock as described in this paragraph. Conversion shall be deemed to have been made ninety (90) days after the duly endorsed Note and written request to convert are received at the principal office of the Maker or an appropriate transfer agent, and the Holder of the Note entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such securities on such date. All Common Stock issued upon conversion of this Note shall be duly authorized, fully-paid and non-assessable.

     Except as expressly amended herein, the Note shall remain the same.

     In the event of a conflict between the terms of the Note and this Allonge, the terms of this Allonge shall control.

     This Allonge (a) may not be amended except by a writing signed by the Maker and the Holder; and (b) shall be governed by Colorado law.

     IN WITNESS WHEREOF, the parties hereto have caused this Allonge to be executed as of the date first written above.


HOLDER:                                 MAKER:

PAINEWEBBER FOR THE BENEFIT OF          1MAGE SOFTWARE, INC.
SPENCER D. LEHMAN

BY:/s/Spencer D. Lehman                 BY:/s/David R. DeYoung
   Spencer D. Lehman                       David R. DeYoung, President

                                 EXHIBIT B

                              SECOND ALLONGE


     THIS SECOND ALLONGE, effective as of July 31, 1997, amends that certain Convertible Promissory Note (the "Note") dated January 15, 1995 in the principal amount of $50,000 payable to PaineWebber for the benefit of Spencer D. Lehman, IRA ("Holder") by 1mage Software, Inc., a Colorado corporation ("Maker"), as amended by that certain Allonge, dated and effective as of January 7, 1997.

                                 RECITALS

     WHEREAS, Maker and Holder wish to amend the Note to extend the term of the Note and require Holder to give Maker 90 days' notice prior to conversion of the Note.

                                 AGREEMENT

     NOW, THEREFORE, in consideration of the mutual promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Maker and Holder hereby agree as follows:

     The first, second and third paragraphs of the Note are hereby amended to read as follows:

     FOR VALUE RECEIVED, 1MAGE SOFTWARE, INC., a Colorado corporation (the "Maker"), hereby promises to pay to the order of PAINEWEBBER FOR THE BENEFIT OF SPENCER D. LEHMAN, IRA (the "Holder") on or before February 18, 2000, the principal sum of FIFTY THOUSAND DOLLARS ($50,000), together with interest on the unpaid balance accruing at a rate equal to 10% per annum to be paid on maturity.

     At any time before this Note becomes due pursuant to the terms hereof, the outstanding unpaid principal amount of this Note, and accrued and unpaid interest thereon, in accordance with, and subject to, the terms and conditions of this Note and the Agreement (as hereinafter defined), may be converted, at the election of the Holder upon ninety (90) days' prior written notice to Maker, into the number of shares of the Company's common stock ("Common Stock") equal to the quotient of (x) the unpaid principal amount of the Holder's Note plus any interest then accrued divided by (y) $.625 per share.

     No fractional share of Common Stock will be issued upon conversion of this Note. In lieu of any fractional share of Common Stock to which the Holder would otherwise be entitled, the Maker will pay the cash value of such fraction, based on the rate specified above. In order to effect conversion of the Note into shares of Common Stock, the Holder of the Note shall surrender the Note, duly endorsed, together with a written request to convert the Note to Common Stock at the principal offices of the Maker or any transfer agent for the Maker's securities (as the case may be). At its expense, the Maker shall, ninety (90) days after receipt of such written notice from the Holder, issue and deliver to the Holder, an instrument (bearing such legends as may be required, in the opinion of legal counsel of the Company, by applicable state and federal securities laws) evidencing the issuance of such Common Stock to which the Holder is entitled upon conversion of this Note, together with any cash amounts payable in lieu of the issuance of a fraction of a share of Common Stock as described in this paragraph. Conversion shall be deemed to have been made ninety (90) days after the duly endorsed Note and written request to convert are received at the principal office of the Maker or an appropriate transfer agent, and the Holder of the Note entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such securities on such date. All Common Stock issued upon conversion of this Note shall be duly authorized, fully-paid and non-assessable.

     Except as expressly amended herein, the Note shall remain the same.

     In the event of a conflict between the terms of the Note and this Second Allonge, the terms of this Second Allonge shall control.

     This Second Allonge (a) may not be amended except by a writing signed by the Maker and the Holder; and (b) shall be governed by Colorado law.

     IN WITNESS WHEREOF, the parties hereto have caused this Second Allonge to be executed as of the date first written above.


HOLDER:                                 MAKER:

PAINEWEBBER FOR THE BENEFIT OF          1MAGE SOFTWARE, INC.
SPENCER D. LEHMAN

BY:/s/Spencer D. Lehman                 BY:/s/David R. DeYoung
   Spencer D. Lehman                       David R. DeYoung, President